Exhibit 21.1

SENMIAO TECHNOLOGY LIMITED

List of Subsidiaries

As of March 31, 2024, the subsidiaries of Senmiao Technology Limited, are listed as follows:

Place of
Subsidiary	Incorporation
Senmiao Technology (Hong Kong), Limited	Hong Kong
Sichuan Senmiao Yicheng Assets Management Co., Ltd.	PRC
Sichuan Senmiao Zecheng Business Consulting Co., Ltd.	PRC
Hunan Xixingtianxia Technology Co., Ltd.*	PRC
Chengdu Corenel Technology Co., Ltd.	PRC
Hunan Ruixi Financial Leasing Co., Ltd.	PRC
Sichuan Senmiao Ronglian Technology Co., Ltd.	PRC
Chengdu Jiekai Technology Ltd.	PRC

*	The eight wholly owned subsidiaries of Hunan Xixingtianxia Technology Co., Ltd. are:

Chengdu Xixingtianxia Technology Co., Ltd.

Chongqing Xixingtianxia Technology Co., Ltd.

Haikou Xixingtianxia Technology Co., Ltd.

Jingdezhen Xixingtianxia Technology Co., Ltd.

Guiyang Xixingtianxia Technology Co., Ltd.

Fuquan Xixingtianxia Technology Co., Ltd.

Duyun Xixingtianxia Technology Co., Ltd.

Yunnan Xixingtianxia Technology Co., Ltd.